Exhibit 99.1

Uxin Raises US$25 Million in Two Private Placements

BEIJING, October 6, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced that it has separately entered into definitive agreements with two investors, pursuant to which Uxin will issue and sell an aggregate of 84,692,839 Class A ordinary shares to these investors through private placements for an aggregate purchase price of approximately US$25,000,000 (the “Private Placements”). The closings of the Private Placements are subject to customary conditions and are expected to occur in October 2020.

In addition, the Company entered into a letter agreement (the “Letter Agreement”) with affiliates of Warburg Pincus, TPG and 58.com (collectively, the “Strategic Investors”) to adjust the conversion price of the convertible notes in an aggregate principal amount of US$230 million issued to the Strategic Investors in June 2019. Pursuant to the Letter Agreement, in the two years immediately after the date of the Letter Agreement, if the Company issues or sells any equity securities for a price per ordinary share (the “New Issue Price”) that is less than the conversion price of the convertible notes, the Strategic Investors shall have the right to convert all or part of the outstanding convertible notes that they hold into Class A ordinary shares of the Company at a conversion price that is equal to the New Issue Price. The share conversion, if any, shall be completed substantially concurrently with the consummation of such issuance or sale of equity securities.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to receive investments from these two leading international investors. With our auto financing-related guarantee liabilities and credit risk behind us, we have shifted our strategic focus to a new phase of development where we offer high-quality value-for-money used cars and best-in-class car purchasing services to our customers. We are happy to see that these investors support our strategic direction and long-term growth trajectory. With their support and our business transformation and upgrade in place, we are confident that we will be able to strengthen our market position as China’s leading national online used car dealer.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. With its offerings of high-quality used cars and premium services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Eric Yuan

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com